FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

June 15, 2017

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Form N-CSR Certified Shareholder Report

Post-Effective Amendment (“PEA”) No. 125 and Amendment No. 125

Dear Mr. Ellington:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on the Forward Funds’ Form N-CSR Certified Shareholder Report under the Investment Company Act of 1940, as amended, filed on March 8, 2017 with the Commission (Accession Number 0001193125-17-074492) (the “Shareholder Report”) and PEA No. 125 and Amendment No. 125 to the Forward Funds’ registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed on April 28, 2017 with the Commission (Accession Number 0001193125-17-147168) (the “Registration Statement”). Below is a summary of the comments regarding the Shareholder Report provided by the Staff via telephone to Richard F. Kerr and Britney E. Ryan of K&L Gates LLP on Tuesday, May 16, 2017. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Shareholder Report.

All Funds Under the Form N-CSR

1.	Comment: The Fidelity Bond Agreement filed last May 31, 2016 expired on April 30, 2017. Please confirm that the Forward Funds has obtained the required coverage and file an updated Fidelity Bond Form 40-17G.

Response: Registrant confirms that it has obtained the coverage required by Rule 17g-1(a) under the Investment Company Act of 1940, as amended (the “1940 Act”), and made the filing on May 24, 2017, following receipt of the executed bonds per Rule 17g-1(g)(1) under the 1940 Act.

2.	Comment: The discussion of expense limitation agreements contained in Note 3 to the Financial Statements states that the “Fund will reimburse Salient Management for any fee waivers and expense reimbursements made by Salient Management, provided that any such reimbursements made by the Fund to Salient Management will not cause the Fund’s expense

U.S. Securities and Exchange Commission

June 15, 2017

limitation to exceed the expense limitation in existence at the time the expenses were incurred or at the time of the reimbursement, whichever is lower, and the reimbursement is made within three years following the year in which the expenses were incurred.” Please confirm that the Registrant has performed an analysis under Statement of Financial Accounting Standards No. 5 (Accounting for Contingencies) (“FAS 5”) and determined that the amounts subject to reimbursement are not required to be reflected as liabilities in Registrant’s financial statements. Please also confirm Registrant’s independent auditor reviewed the FAS 5 analysis conducted on the part of Registrant and agreed with the conclusion that no liability is required to be reflected in Registrant’s financial statements.

Response: Registrant so confirms.

3.	Comment: With respect to the Salient Select Income Fund, Salient Select Opportunity Fund, Salient Tactical Real Estate Fund, Salient International Dividend Signal Fund, Salient Tactical Growth Fund and Salient Tactical Muni & Credit Fund, please remove the “Ratios to Average Net Assets (including interest and dividends on short sales)” entry from the Financial Highlights in connection with future filings on Form N-CSR. Alternatively, this additional ratio may be included in a footnote.

Response: Registrant notes that the current presentation of the ratios in the Financial Highlights reflects all expenses as disclosed in the Statement of Operations. Furthermore, it is Registrant’s belief that shareholders are better served by the Funds’ inclusion of such information as an entry in the Financial Highlights than as a footnote therein. Accordingly, Registrant respectfully declines to make the requested change.

Forward Income & Growth Allocation Fund

4.	Comment: The series identifiers for the Forward Income & Growth Allocation Fund remain active despite the Fund no longer offering any series of shares. Please mark these series identifiers as inactive in future filings.

Response: Registrant will do so.

Salient International Small Cap Fund

5.	Comment: The Fund Commentary and Performance and the Portfolio of Investments for the Salient International Small Cap Fund contained in the Shareholder Report reflect that as of the date of the report the fund had more than 25% of its assets invested in the Industrials Sector and in Japanese securities. Please revise and/or add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” of the fund contained in the Registration Statement to reflect the sector and geographic concentration of the fund.

Response: Registrant notes that the percentage of investments held in the Industrial Sector and in Japanese securities may change from time to time consistent with the fund’s investment strategies and that percentages reflected in the Shareholder Report reflect the investments as of a single date. Accordingly, Registrant respectfully declines to make any

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June 15, 2017

changes to the Fund’s “Principal Investment Strategies” or “Principal Investment Risks” sections in response to this comment at this time. Registrant will consider adding general sector and geographic concentration risk in connection with a future update to the Registration Statement.

Salient Select Opportunity Fund

6.	Comment: The Fund Commentary and Performance and the Portfolio of Investments for the Salient Select Opportunity Fund contained in the Shareholder Report reflect that as of the date of the report the fund had more than 25% of its assets invested in the Financials Sector. Please revise and/or add disclosure to the “Principal Investment Strategies” and “Principal Investment Risks” of the fund contained in the Registration Statement to reflect the sector and geographic concentration of the fund.

Response: Registrant notes that the percentage of investments held in the Banking Industry may change from time to time consistent with the fund’s investment strategies and that percentages reflected in the Shareholder Report reflect the investments as of a single date. Accordingly, Registrant respectfully declines to make any changes to the Fund’s “Principal Investment Strategies” or “Principal Investment Risks” sections in response to this comment at this time. Registrant will consider adding general sector and/or geographic concentration risk in connection with a future update to the Registration Statement.

7.	Comment: The Fund Commentary and Performance and the Portfolio of Investments for the Salient Select Opportunity Fund contained in the Shareholder Report reflect that as of the date of the report the fund had more than 25% of its assets invested in real estate investment trust “REIT” securities. Please explain how holding more than 25% of its assets in REITs is consistent with the fund’s fundamental investment restriction against concentrating in any industry as set forth in the Registration Statement.

Response: Registrant notes that the Fund determines the industry of the REIT based on the underlying sub-sectors of the REIT for purposes of assessing compliance with the 25% industry concentration limitations set forth in Registrant’s Statement of Additional Information. Registrant will consider modifying the industry concentration limitation disclosure in connection with a future update to the Registration Statement.

8.	Comment: The Registration Statement for the Salient Select Opportunity Fund states that the fund may invest a portion of its assets in a wholly-owned Cayman subsidiary (the “Subsidiary”). Please explain why the financial statements of the fund contained in the Shareholder Report do not appear to be consolidated with those of the Subsidiary and why there is no discussion of the fund’s investment in the Subsidiary in the Notes to Financial Statements contained in the Shareholder Report. Additionally, in future filings on Form N-CSR please disclose in the Notes to the Financial Statements (Note 1) the amount and percentage of the assets of the fund that is invested in the fund’s subsidiary.

U.S. Securities and Exchange Commission

June 15, 2017

Response: Registrant notes that the Subsidiary has not yet commenced operations; therefore, no financial statements or further information related to the Subsidiary are available at this time.

Salient Tactical Growth Fund

9.	Comment: The Portfolio of Investments contained in the Shareholder Report for the Salient Tactical Growth Fund reflects investments of more than 25% of the fund’s assets in each of the iShares® Russell 2000® ETF and the SPDR® S&P 500® ETF Trust. In future reports on Form N-CSR please included details of where shareholders can obtain the annual report for any registered investment company that comprises greater than 25% of the assets of a fund.

Response: Registrant will make the requested changes in future filings on Form N-CSR.

Salient Tactical Muni & Credit Fund

10.	Comment: The Financial Highlights for Salient Tactical Muni & Credit Fund contained in the Shareholder Report reflect that all classes of the fund experienced realized and unrealized losses for the period ended December 31, 2016; however, the fund’s Statement of Operations reflects a Net Realized Gain for the fund. Please confirm that the realized and unrealized losses reflected in the Financial Highlights are accurate and consistent with the Statement of Operations. Please confirm whether the Fund experienced net realized and unrealized gain or loss, and adjust accordingly.

Response: Registrant confirms that the realized and unrealized losses reflected in the Financial Highlights are accurate and the realized gain for the Fund in the Statement of Operations is correct. Furthermore, for purposes of providing additional clarification, Registrant will add the following footnote to the Fund’s Financial Highlights in future filings on Form N-CSR:

The amount shown for a share outstanding throughout the period may not correlate with the Statement of Operations for the period due to the timing of sales and redemptions of Fund shares in relation to income earned and/or fluctuating market value of the investments of the Fund.

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No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr, Esq.
Richard F. Kerr, Esq.

U.S. Securities and Exchange Commission

June 15, 2017

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust

Jonathan W. DePriest, Esq., Salient Partners, L.P.

Barbara H. Tolle, Treasurer, Forward Funds and Salient MF Trust

George J. Zornada, Esq., K&L Gates LLP

Vilma DeVooght, Esq., ALPS Fund Services, Inc.